EXHIBIT 99.1

TANTECH HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2024 (Unaudited) and December 31, 2023	F-2
Unaudited Condensed Consolidated Statements of Operation and Comprehensive Loss for the Six Months Ended June 30, 2024 and 2023	F-3
Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity for the Six Months Ended June 30, 2024 and 2023	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2024 and 2023	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6 - F-21

F-1

Tantech Holdings Ltd and Subsidiaries

  Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2024	2023
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$34,196,461	$29,091,098
Restricted cash	28,979	34,134
Accounts receivable, net	39,754,895	41,798,647
Financing receivable, net	42,375,720	42,543,860
Inventories, net	934,002	1,235,576
Advances to suppliers, net	81,741	212,284
Prepaid taxes	523,766	567,792
Prepaid expenses and other receivables, net	75,786	187,188
Total Current Assets	117,971,350	115,670,579

Non-current Assets
Property, plant and equipment, net	1,081,778	1,145,503
Intangible assets, net	196,729	212,087
Right of use assets	32,310	1,232,323
Long-term investment	22,886,806	23,426,105
Total Non-current Assets	24,197,623	26,016,018
Total Assets	$142,168,973	$141,686,597

Liabilities and Equity
Current Liabilities
Short-term bank loans	$-	$2,264,812
Accounts payable	6,513,874	2,309,283
Due to related parties	981,127	903,467
Customer deposits	535,025	1,207,897
Taxes payable	1,242,359	1,187,350
Loan payable to third parties	3,492,393	3,522,521
Lease liabilities-current	36,438	163,343
Convertible note	1,209,466	1,727,694
Accrued liabilities and other payables	2,867,772	4,321,793
Total Current Liabilities	16,878,454	17,608,160

Non-current Liabilities
Warrant liabilities	2,208,668	-
Lease liabilities non-current	-	1,073,205
Total Non-current Liabilities	2,208,668	1,073,205
Total Liabilities	19,087,122	18,681,365

Stockholders’ Equity
Common stock, no par value, unlimited shares authorized, 8,343,755 and 3,797,089 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	-	-
Additional paid-in capital	87,212,059	86,018,933
Statutory reserves	102,747	7,490,398
Retained earnings	53,367,355	44,672,926
Accumulated other comprehensive loss	(14,690,248)	(12,464,273)
Total Stockholders’ Equity attributable to Tantech Holdings Ltd	125,991,913	125,717,984
Noncontrolling interest	(2,910,062)	(2,712,752)
Total Stockholders’ Equity	123,081,851	123,005,232
Total Liabilities and Stockholders’ Equity	$142,168,973	$141,686,597

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

Tantech Holdings Ltd and Subsidiaries

Unaudited Condensed Consolidated Statements of Operation and Comprehensive Loss

	For the Six Months Ended June 30,
	2024	2023

Revenues	$21,526,587	$19,741,709
Cost of revenues	16,723,958	15,686,879
Gross Profit	4,802,629	4,054,830

Operating expenses
Selling expenses	60,382	118,040
General and administrative expenses	2,994,139	2,027,218
Research and development expenses	35,620	15,724
Total operating expenses	3,090,141	2,160,982

Income from operations	1,712,488	1,893,848

Other income (expenses)
Change in fair value of convertible note	(66,259)	(3,010)
Change in fair value of warrant liabilities	(850,294)	-
Interest income	18,785	22,349
Interest expense	(192,215)	(265,579)
Financing interest income, net	860,149	1,206,998
Rental income from related parties	-	41,703
Gain from disposal of a subsidiary	1,005,593	-
Subsidy income	323	290,267
Other income (expenses), net	67,192	(1,199)
Total other income	843,274	1,291,529

Income before provision for income taxes	2,555,762	3,185,377
Provision for income taxes	1,447,722	1,292,853
Net income	1,108,040	1,892,524
Less: net loss attributable to noncontrolling interest	(198,738)	(118,720)
Net income attributable to common shareholders of Tantech Holdings Ltd	$1,306,778	$2,011,244

Net income	1,108,040	1,892,524
Other comprehensive loss:
Foreign currency translation adjustment	(2,224,547)	(5,437,848)
Comprehensive loss	(1,116,507)	(3,545,324)
Less: Comprehensive loss attributable to noncontrolling interest	(197,310)	(113,455)
Comprehensive loss attributable to common shareholders of Tantech Holdings Ltd	$(919,197)	$(3,431,869)

Earnings per share
Basic	$0.23	$1.06
Diluted	$0.21	$1.06
Weighted Average Shares Outstanding
Basic	5,573,989	1,903,906
Diluted	6,581,877	1,903,906

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

Tantech Holdings Ltd and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity

					Accumulated
	Common	Additional			Other	Non
	Stock	Paid in	Statutory	Retained	Comprehensive	Controlling	Total
	Shares	Capital	Reserves	Earnings	Loss	Interest	Stockholders' Equity
Balance at December 31, 2023	3,797,089	$86,018,933	$7,490,398	$44,672,926	$(12,464,273)	$(2,712,752)	$123,005,232
Proceeds received from issuance of common shares	3,750,000	76,001	-	-	-	-	76,001
Issuance of pre-funded warrants	-	208,125	-	-	-	-	208,125
Conversion of convertible note	796,666	909,000	-	-	-	-	909,000
Appropriation of retained earnings to statutory reserve fund	-	-	(7,387,651)	7,387,651	-	-	-
Foreign currency translation adjustment	-	-	-	-	(2,225,975)	1,428	(2,224,547)
Net income	-	-	-	1,306,778		(198,738)	1,108,040
Balance at June 30, 2024	8,343,755	$87,212,059	$102,747	$53,367,355	$(14,690,248)	$(2,910,062)	$123,081,851

Balance at December 31, 2022	1,217,906	$79,746,608	$7,490,398	$39,090,079	$(8,242,727)	$(2,148,964)	$115,935,394
Proceeds received from issuance of common shares	2,240,000	5,834,325	-	-	-	-	5,834,325
Appropriation of retained earnings to statutory reserve fund	-	-	90,498	(90,498)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(5,443,113)	5,265	(5,437,848)
Net income	-	-	-	2,011,244	-	(118,720)	1,892,524
Balance at June 30, 2023	3,457,906	$85,580,933	$7,580,896	$41,010,825	$(13,685,840)	$(2,262,419)	$118,224,395

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

Tantech Holdings Ltd and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2024	2023
Cash flows from operating activities
Net income	$1,108,040	$1,892,524
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	50,442	141,934
Amortization of intangible asset	10,552	4,133
Provision for (recovery of) credit losses	1,092,452	(145,280)
Inventory reserve	-	53,275
Provision for credit losses -financing receivable	43,007	-
Amortization of right of use assets	32,048	72,879
Change in fair value of convertible note	66,259	3,010
Change in fair value of warrant liabilities	850,294	-
Accrued compensation on convertible note	624,513	-
Gain on disposal of a subsidiary	(1,005,593)	-
Changes in operating assets and liabilities:
Accounts receivable	(1,856,099)	(2,930,080)
Advances to suppliers	80,553	780,781
Inventory	275,105	(495,841)
Prepaid expenses and other receivables	(538,401)	34,226
Accounts payable	4,556,074	773,948
Accrued liabilities and other payables	(1,131,211)	(391,098)
Customer deposits	(548,134)	(783,527)
Taxes payable, net of prepaid taxes	824,901	160,119
Lease liabilities	(89,280)	(72,879)
Net cash provided by (used in) operating activities	4,445,522	(901,876)

Cash flows from investing activities
Acquisition of property, plant and equipment	(12,817)	(184,760)
Financing receivable	(860,149)	(1,212,686)
Net proceeds from disposition subsidiaries	(27,104)	-
Net cash used in investing activities	(900,070)	(1,397,446)

Cash flows from financing activities
Net proceeds from equity financing	1,642,500	5,834,325
Proceeds of loan payable to third parties	51,333	1,001,343
Repayment of bank loans	-	(432,900)
Proceeds of loans from related parties	95,001	106,877
(Repayment of) proceeds from convertible note	(300,000)	1,999,990
Net cash provided by financing activities	1,488,834	8,509,635

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	65,922	(450,252)
Net increase in cash, cash equivalents and restricted cash	5,100,208	5,760,061
Cash, cash equivalents and restricted cash, beginning of period	29,125,232	18,981,511
Cash, cash equivalents and restricted cash, end of period	$34,225,440	$24,741,572

Supplemental disclosure information:
Income taxes paid	$694,777	$1,011,005
Interest paid	$-	$72,687

Non-cash transaction in investing and financing activities:
Disposal consideration offset with accounts payable	$249,480	$-
Conversion of convertible note	$909,000	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Nature of Business

Tantech Holdings Ltd (“Tantech BVI” or “the Company”) is a holding company established under the laws of the British Virgin Islands on November 9, 2010. Tantech BVI, through its subsidiaries (together as the “Group”) engages in research, development, production and distribution of various products made from bamboo, manufacture and selling electric and non-electric vehicles, as well as investment in mining exploration.

As of June 30, 2024, details of the subsidiaries of the Group and their principal business activities are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Tantech Holdings Ltd (“the Company” or “Tantech BVI”)	November 9, 2010	BVI	Parent	Holding Company
USCNHK Group Limited (“USCNHK”)	October 17, 2008	Hong Kong	100% by the Parent	Holding Company
EAG International Vantage Capitals Limited (“Euroasia”)	April 27, 2015	Hong Kong	100% by the Parent	Holding Company
Tantech Holdings (Lishui) Co. Ltd. (“Lishui Tantech”)	April 7, 2016	Lishui, Zhejiang Province, China	100% by USCNHK	Holding Company
Euroasia New Energy Automotive (Jiangsu) Co. Ltd. (“Euroasia New Energy”)	October 24, 2017	Zhangjia Gang, Jiangsu Province, China	100% by Euroasia	Holding Company
Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”)	July 14, 2015	Shanghai, China	100% by Euroasia	Holding Company
Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company
Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company
Shangchi Automobile Co., Ltd. (“Shangchi Automobile”)	Acquired on July 12, 2017	Zhangjia Gang, Jiangsu Province, China	51% by Wangbo and 19% by Jiyi	Manufacturing and sale of specialty electric and non-electric vehicles and power batteries
Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao”)	November 13, 2018	Shenzhen, Guangdong Province, China	100% by Shangchi Automobile	Electric vehicles sales
Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”)	December 14, 2017	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Holding Company
Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech”)	December 8, 2015	Hangzhou, Zhejiang Province, China	100% by Lishui Xincai	Exploring business opportunities outside Lishui area
Zhejiang Zhugu Xingqi Technology Co., Ltd. (“Zhugu Xingqi”)	August 10, 2023	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Manufacturing, selling and trading various products made from bamboo and charcoal
Zhejiang Shangnilai Technology Co., Ltd. (“Shangnilai”) (i)	November 12, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Manufacturing, selling and trading various products made from bamboo and charcoal
Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”)	November 16, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Research, development and manufacturing new energy automobiles
Gangyu Trading (Jiangsu) Co., Ltd. (“Gangyu Trading”)	August 10, 2021	Zhangjiagang Jiangsu Province, China	100% by Euroasia New Energy	Marketing and selling electric vehicles
Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. (“Shangchi Intelligent Equipment”)	August 26, 2021	Pinghu Zhejiang Province, China	100% by Euroasia	Manufacturing and sales company focusing on new energy vehicles
Shanghai Wangju Industrial Group Co., Ltd. (“Shanghai Wangju”)	September 23, 2021	Shanghai, China	100% by Jiamu	Investing in the factoring industry
Eurasia Holdings (Zhejiang) Co., Ltd. (“Eurasia Holdings”)	July 15, 2021	Hangzhou Zhejiang province, China	100% by Euroasia	Marketing and selling electric vehicles
Hangzhou Eurasia Supply Chain Co., Ltd. (“Eurasia Supply”)	August 4, 2021	Hangzhou Zhejiang province, China	100% by Eurasia Holdings	Supply chain business
Zhejiang Shangchi Medical Equipment Co., Ltd. (“Shangchi Medical”)	November 13, 2021	Pinghu Zhejiang Province, China	100% by Shangchi Intelligent Equipment	Manufacturing and sales company focusing on new energy vehicles
Shenzhen Shangdong Trading Co., Ltd. (“Shenzhen Shangdong”)	July 13, 2016	Shenzhen Guangdong Province, China	100% by Shanghai Wangju	Investing in the factoring industry
China East Trade Co., Ltd. (“China East”)	February 15, 2018	Hong Kong	100% by Euroasia	Investing in the factoring industry
First International Commercial Factoring (Shenzhen) Co., Ltd. (“First International”)	July 27, 2017	Shenzhen Guangdong Province, China	75% by Shenzhen Shangdong 25% by China East	Investing in the factoring industry

(i) On January 31, 2024, Zhejiang Shangchi New Energy Automobile Co., Ltd (“Zhejiang Shangchi”) changed its name to Zhejiang Shangnilai Technology Co., Ltd (“Shangnilai”).

F-6

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2024 and 2023 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Group’s annual financial statements for the year ended December 31, 2023 filed with the SEC on June 11, 2024.

Principal of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries (collectively, the “Group”). All significant inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

Non-controlling interest represents 30% of the equity interest in Shangchi Automobile and its subsidiary Shenzhen Yimao owned by Zhangjiagang Jinke Chuangtou Co., Ltd., which is not under the Group’s control.

Use of Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant accounting estimates required to be made by management include, but are not limited to provision for credit losses, impairment of long-lived assets and impairment of long-term investments.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - inputs to the valuation methodology are unobservable.

F-7

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Unless otherwise disclosed, the fair value of the Group’s financial instruments including cash and cash equivalents, restricted cash, accounts receivable, financing receivable, advances to suppliers, prepaid expenses and other receivables, accounts payable, customer deposits, accrued liabilities and other payables and short-term bank loans approximates their recorded values due to their short-term maturities.

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Group’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible note(i)	$-	$-	$1,209,466	$1,209,466
Warrants liabilities (ii)			2,208,668	2,208,668
Total	$-	$-	$3,418,134	$3,418,134

	As of December 31, 2023
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible note (i)	$-	$-	$1,727,694	$1,727,694
Total	$-	$-	$1,727,694	$1,727,694

F-8

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

(i)

The Group has elected to recognize the convertible note at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Group engaged third party valuation firm to perform the valuation of convertible note. The fair value of the convertible note is calculated using the Scenario-based Discounted Cash Flows with Monte Carlo Simulation Model (the "Monte Carlo Model”). The following is a reconciliation of the beginning and ending balances for convertible note measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended June 30, 2024 and for the year ended December 31, 2023:

	For the six months ended	For the year ended
	June 30,	December 31,
	2024	2023
Opening balance	$1,727,694	$-
New convertible note issued	-	1,999,990
Change in fair value of convertible note	66,259	165,704
Forbearance and other fee	610,227	-
Conversion of convertible notes	(909,000)	(438,000)
Cash repaid	(285,714)	-
Ending balance	$1,209,466	$1,727,694

(ii)

The freestanding warrants issued in connection with the April 2024 Private Placement were determined to be derivatives that were accounted for as warrant liabilities measured at fair value on recurring basis (Note 11). The Group engaged third party valuation firm to perform the valuation of warrant liabilities using Monte Carlo Model with significant unobservable inputs to measure the fair value of the warrant liability (Level 3). The following is a reconciliation of the beginning and ending balances for warrants liabilities measured at fair value for the six months ended June 30, 2024:

For the six months ended
June 30,
2024
Opening balance	$-
Warrants issued in connection with the April 2024 Private Placement	1,358,374
Change in fair value	850,294
Ending balance	$2,208,668

Concentrations of credit risk

Financial instruments which potentially subject the Group to concentrations of credit risk consist principally of cash, cash equivalents and restricted cash, accounts receivable and financing receivable. All of the Group’s cash is maintained with banks within the People’s Republic of China, where there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each maintained bank. The Group has not experienced any losses in such accounts. A significant portion of the Group’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Group also engages in factoring business to earn interest income. The Group performs ongoing credit evaluations of its customers to reduce credit risk.

F-9

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

For purposes of the statements of cash flows, the Group considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs. The Group maintains most of its bank accounts in the mainland of China. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) while there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of June 30, 2024 and December 31, 2023, the Group has approximately $34.2 million and $29.1 million, respectively, of cash in banks, most held in the banks located in the mainland of China.

Accounts receivable, net

Accounts receivable is presented at invoiced amount net of an allowance for credit losses. The Group usually determines the adequacy of reserves for credit losses based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Group to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Group adopted this guidance effective January 1, 2023. The Group establishes a provision for credit losses based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Financing receivable, net

Financing receivables represent receivables arising from the Group’s factoring business. Financing receivables are measured at amortized cost and reported on the consolidated balance sheets based on the outstanding principal adjusted for any write-off, and the allowance. Amortized cost of a financing receivables is equal to the unpaid principal balance plus interest receivable. The Group recognizes financial interest income over the terms of the financing receivables using the effective interest rate method.

Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

The Group adopted ASC 842 on January 1, 2019 on a modified retrospective basis and elected the practical expedients permitted under the transition guidance, which allows the Group to carryforward the historical lease classification, the assessment on whether a contract is or contains a lease, and the initial direct costs for any leases that exist prior to adoption of the new standard. Leases with an initial term of 12 months or less are not recognized on the balance sheet and the associated lease payments are included in the consolidated statements of comprehensive income (loss) on a straight-line basis over the lease term. The standard did not materially impact our consolidated net earnings and cash flows.

F-10

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Group adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. The Group’s revenues are primarily derived from the following sources:

Sales of products: The Group recognizes sales revenue, net of sales taxes and estimated sales returns, at the time the product is delivered to the customer and control is transferred (point of sale).

For the Group’s electric vehicles sales contracts, the Group provides a warranty for 12 months from the products are delivered. The Group determines such product warranty is an assurance-type warranty and is not a separated performance obligation in revenue recognition, because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification. The Group estimates the warranty costs when the promised good is delivered to the customer and accrues as warranty liabilities.

Commission income: The Group acts as an agent without assuming the risks and rewards of ownership of the goods and reports the revenue on a net basis. Revenue is recognized based on the completion of the contracted service.

Revenue is reported net of all value added taxes. The Group does not routinely permit customers to return products and historically, customer returns have been immaterial.

Foreign Currency Translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Group’s subsidiaries in the PRC is the RMB, the currency of the PRC. Any subsidiary transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the Federal Reserve Board prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of comprehensive income (loss) as foreign currency transaction gain or loss. The unaudited condensed consolidated financial statements of the Group have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Cash flows from the Group’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	June 30, 2024		June 30, 2023		December 31, 2023
US$: RMB exchange rate	Period End	$7.2672	Period End	$7.2513	Period End	$7.0999
	Average	$7.2150	Average	$6.9283	Average	$7.0809

F-11

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Group’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC as of June 30, 2024. The Group accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or future deductibility is uncertain.

ASC 740‑10‑25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. The statute of limitation on the PRC tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. There were no material uncertain tax positions as of June 30, 2024 and December 31, 2023.

Earnings (loss) per Share (“EPS”)

Earnings (loss) per common share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per common share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed using the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares include common shares issuable upon the exercise of outstanding share options by using the treasury stock method and common shares issuable upon the conversion of convertible instruments using the if-converted method. Potential common shares are not included in the denominator of the diluted net (loss)/earnings per share calculation when inclusion of such shares would be anti-dilutive.

Risks and Uncertainties

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and restricted cash. As of June 30, 2024 and December 31, 2023, approximately $34.2 million and $29.1 million were deposited with financial institutions located in the PRC, respectively, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not covered by deposit insurance were approximately $34.0 million and $28.9 million as of June 30, 2024 and December 31, 2023, respectively.

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Group’s operating results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

F-12

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Risks and Uncertainties (continued)

The Group’s sales, purchases and expense transactions are denominated in RMB, and primarily all of the Group’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

The Group does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Group may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Group.

The Group had certain customers whose revenue individually represented 10% or more of the Group’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Group’s total accounts receivable, as follows:

For the six months ended June 30, 2024, three major customers accounted for approximately 28%, 27%, and 13% of the Group’s total sales, respectively. For the six months ended June 30, 2023, four major customers accounted for approximately 25%, 25%, 23%, and 20% of the Group’s total sales, respectively.

As of June 30, 2024, three customers accounted for approximately 27%, 24% and 18% of the Group’s accounts receivable balance, respectively.

As of December 31, 2023, three customers accounted for approximately 28%, 27% and 26% of the Group’s accounts receivable balance.

The Group also had certain major suppliers whose purchases individually represented 10% or more of the Group’s total purchases. For the six months ended June 30, 2024, two major suppliers accounted for approximately 40% and 10% of the Group’s total purchases, respectively. For the six months ended June 30, 2023, three major suppliers accounted for approximately 27%, 18%% and 10% of the Group’s total purchases, respectively.

F-13

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures. The Group is currently assessing the potential impact of the rule on our disclosures.

In November 2023, FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable. The Group is currently assessing the potential impact of the rule on our disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”).  ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas.  ASU 2024-02 is effective for fiscal years beginning after December 15, 2024.  Early adoption is permitted. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the unaudited condensed consolidated financial statements.

Note 3 - Divestitures

On March 16, 2024, the Group signed a share transfer agreement with a third party to sell its 100% equity interest in Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”) for a consideration of $247,688 (RMB1.8 million). For the six months ended June 30, 2024, the Group recorded a gain of $1,005,593 resulted from the disposition of Tantech Charcoal. The disposition is not considered a strategic shift to the Group’s business nor have a major effect on the Group’s operation and financial results; therefore, no discontinued operations were presented.

F-14

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Accounts Receivable, net

Accounts receivable consisted of the following:

	June 30,	December 31,
	2024	2023
Accounts receivable	$43,777,466	$46,562,210
Allowance for credit losses	(4,022,571)	(4,763,563)
Accounts receivable, net	$39,754,895	$41,798,647

The movement of allowance for credit losses are as follows:

	June 30,	December 31,
	2024	2023
Balance at beginning of year	$4,763,563	$4,156,761
Change of allowance for credit losses	1,092,452	727,747
Write off	(1,729,306)	-
Translation adjustments	(104,138)	(120,945)
Balance at end of year	$4,022,571	$4,763,563

Note 5 – Inventory, net

Inventory consisted of the following:

	June 30,	December 31,
	2024	2023
Raw materials	$491,021	$539,916
Finished products	-	31,871
Work in process	442,981	663,789
Total Inventory	$934,002	$1,235,576

For the six months ended June 30, 2024 and 2023, the Group recorded inventory markdown in the amounts of $nil and $53,275, respectively.

Note 6 – Advances to Suppliers, net

Advances to suppliers consisted of the following:

	June 30,	December 31,
	2024	2023
Advances to suppliers	$123,711	$258,855
Allowance for doubtful accounts	(41,970)	(46,571)
Advances to suppliers, net	$81,741	$212,284

The movement of allowance for credit losses are as follows:

	June 30,	December 31,
	2024	2023
Balance at beginning of period	$46,571	$65,627
Change of allowance for credit losses	(3,554)	(17,223
Write off	-	-
Translation adjustments	(1,047)	(1,833)
Balance at end of period	$41,970	$46,571

Note 7 - Financing Receivable, net

Starting from June 2022, the Group provided factoring financing service. The financing receivable is secured by pledged accounts receivable with stated-owned entities and reputable companies, which has carrying value of $43,805,011 and is in excess of the financing provided. The term of the financing receivables is generally within 12 months with annual interest of 6.5%, and extended more 12 months with annual interest of 4.8%. The interest and principal of financing are due upon maturity. The principal and interest receivable of the financing amounted to $40,249,339 and $4,356,682 as of June 30, 2024, respectively.  For the six months ended June 30, 2024 and 2023, the Group recognized net financing interest income of $860,149 and $1,206,998, respectively.

Financing receivable consisted of the following:

	June 30,	December 31,
	2024	2023
Financing receivable	$44,606,021	$44,783,011
Allowance for credit losses	(2,230,301)	(2,239,151)
Financing s receivable, net	$42,375,720	$42,543,860

The movement of allowance for credit losses are as follows:

	June 30,	December 31,
	2024	2023
Balance at beginning of year	$2,239,151	$-
Change of allowance for credit losses	43,007	2,245,159
Translation adjustments	(51,857)	(6,008)
Balance at end of year	$2,230,301	$2,239,151

F-15

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Leases

The Group has several operating leases for factory facilities and offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The rental expense for the six months ended June 30, 2024 and 2023 was $265,301 and $154,050, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	June 30,	December 31,
	2024	2023
Right-of-use assets, net	$32,310	$1,232,323

Operating lease liabilities - current	36,438	163,343
Operating lease liabilities - non-current	-	1,073,205
Total operating lease liabilities	$36,438	$1,236,548

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of as of June 30, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.33
Weighted average discount rate	4.50%

The following is a schedule of maturities of lease liabilities as of June 30, 2024:

Twelve months ending June 30,
2025	$27,935
2026	9,218
Total future minimum lease payments	37,153
Less: imputed interest	715
Total	$36,438

Note 9 - Short-term Bank Loans

The Group’s short-term bank loans consist of the following:

	June 30,	December 31,
	2024	2023
Loan payable to Bank of China Lishui Branch	$-	$2,264,812
Total	$-	$2,264,812

On December 22, 2022, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2,212,673 (RMB16,079,936) with one year term at a fixed annual interest rate of 4.35% for its work capital purpose. The loan was renewed upon maturity. The loan was collateralized by building and land use right of Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”, a subsidiary disposal in December 2023). Zhengyu Wang and his wife, Yefang Zhang pledged personal property as collateral to secure the loan. The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Group, his wife, Yefang Zhang, and his relative, Aihong Wang. The loan was disposed through the disposition of Tantech Charcoal on March 16, 2024.

For the six months ended June 30, 2024 and 2023, the interest expense related to bank loans was $45,673 and $72,687, respectively.

F-16

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Convertible note

On June 29, 2023, the Company entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company issued the Investor an unsecured promissory note on June 29, 2023 in the original principal amount of $2,160,000 (the “June 2023 Note”), convertible into common shares of the Company, for $2,000,000 in gross proceeds. The transaction contemplated by the Purchase Agreement closed on June 29, 2023. The June 2023 Note bears interest at a rate of 7% per annum compounding daily. Pursuant to the convertible note agreement, the conversion price is 80% the lower of: (i) the closing price on the trading day immediately preceding the date the redemption conversion price is measured; or (ii) the average closing price of the common shares for the five trading days immediately preceding the date the redemption conversion price is measured, but not lower than $1.2 (the “Floor Price”). All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $140,000 along with $20,000 for Streeterville’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for pre-payment.

The Company has elected to recognize the June 2023 Note at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Group engaged third party valuation firm to perform the valuation of convertible note. The fair value of the convertible note is calculated using the Scenario-based Discounted Cash Flows with Monte Carlo Simulation Model (the "Monte Carlo Model”).

For the year ended December 31, 2023, the June 2023 Note were partially converted into 339,183 common shares of the Company. The fair value immediately prior to conversion was assessed at $438,000. The fair value was $1,727,694 as of December 31, 2023. For the six months ended June 30, 2024, the June 2023 Note further converted into 796,666 common shares of the Company. The fair value immediately prior to conversion was assessed at $909,000. The fair value of was $1,209,466 as of June 30, 2024. For the six months ended June 30, 2024 and 2023, the Company recognized a loss of change in fair value of convertible note of $66,259 and $3,010, respectively.

Due to the significant drop in the Company’s share price, Streeterville and the Company reached into a consensus, pursuant to which, the Streetrville was entitle to a compensation of $610,227 as of June 30, 2024, which was considered as an addition to the outstanding balance of the June 2023 Note.

Subsequently on September 5, 2024, the Company entered into an exchange agreement (the “Exchange Agreement”) with Streeterville, pursuant to which the Company issued a promissory note (the “September 2024 Exchange Note”) in exchange for the cancellation of the June 2023 Note. The principal amount of the September 2024 Exchange Note was $1,525,213, consisting of the remaining outstanding balance of the original June 2023 Note of $1,225,213 and an exchange fee of $300,000. The September 2024 Exchange Note bears interest at a rate of 7.0% per year and will have a term of twelve months. The Company may prepay all or a portion of the September 2024 Exchange Note at any time by paying 105% of the outstanding balance elected for prepayment. Beginning on October 1, 2024, Streeterville has the right to redeem the September 2024 Exchange Note at any time, subject to a maximum monthly redemption amount of $300,000. Upon receipt of a redemption notice, the Group is required to pay the applicable redemption amount in cash to Lender within three (3) trading days of receipt of the notice. If the Company has not paid by a minimum monthly redemption amount of $150,000, it is required to pay in cash by the fifth day of the following month the difference between the minimum monthly redemption amount and the amount actually repaid in such month, or the outstanding balance will automatically increase by 0.5% as of such fifth day. The Streeterville shall have the right to increase the balance of the September 2024 Exchange Note by 10% for a major trigger event and 5% for a minor trigger event as defined in the Exchange Agreement, with an aggregate of 25% as the maximum increase in the outstanding balance. In addition, the September 2024 Exchange Note provides that upon occurrence of an event of default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law. From September to November 2024, the Company have repaid cash of $1,010,000 to Streeterville, subsequently.

F-17

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Related Party Balances and Transactions

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Group
Zhengyu Wang (i)	Chairman of Board of Directors
Yefang Zhang (i)	Director
Wangfeng Yan	Chief Executive Officer
Aihong Wang	A relative of Zhengyu Wang
LiShui JiuAnJu Commercial Trade Co., Ltd. (“LJC”)	A company controlled by Wangfeng Yan
Forasen Group	A company controlled by Zhengyu Wang
Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”)	A company controlled by Yefang Zhang
Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotechnology”)	A company controlled by Yefang Zhang

(i) Effective on December 19, 2024, Mr. Zhengyu Wang resigned as Chairman of the Board of Directors and Ms. Yefang Zhang serve as Chairwoman.  Mr. Zhengyu Wang remains a controlling shareholder of the Group after his resignation.

Due to related parties

The balances due to related parties were as follows:

	June 30,	December 31,
	2024	2023
Mr. Zhengyu Wang and his affiliates	$833,555	$756,965
Mr. Wangfeng Yan, and his affiliates	147,572	146,502
Total	$981,127	$903,467

As of June 30, 2024 and December 31, 2023, the Group borrowed $833,555 and $756,965 from Mr. Zhengyu Wang and his affiliates for working capital purpose.

Mr. Wangfeng Yan, and his affiliates, also made advances to the Group. The balance due to Mr. Wangfeng Yan and his affiliates was $147,572 and $146,502 as of June 30, 2024 and December 31, 2023, respectively.

All balances of due to the related parties were unsecured, interest-free and due upon demand.

Lease arrangement with related party

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”) to lease part of its production facilities of approximately 1,180 square meters to Farmmi Food for ten years with monthly rent of approximately $2,200 (RMB15,338). Farmmi Food is controlled by Ms. Yefang Zhang who is the director of the Group. For the six months ended June 30, 2024 and 2023, the Group recorded rent income of $nil and $12,183 from Farmmi Food, respectively.

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotechnology”) to lease part of its production facilities of approximately 1,914 square meters to Farmmi Biotechnology for ten years with monthly rent of approximately $5,500 (RMB38,280). Farmmi Biotechnology is controlled by Ms. Yefang Zhang who is the director of the Group. For the six months ended June 30, 2024 and 2023, the Group recorded rent income of $nil and $29,520 from Farmmi Biotechnology, respectively.

Guaranty provided by related parties

Mr. Zhengyu Wang, Ms. Yefang Zhang and Ms. Aihong Wang, Forasen Group and LJC provided guarantees to the Group’s bank loans (See Note 7).

F-18

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Commitments and Contingencies

Contingencies

On March 23, 2021, Mr. Hengwei Chen filed a lawsuit against Shangchi Automobile and the Group for a debt dispute of approximately $1.6 million (RMB11.35 million). Mr. Chen was the former general manager of Shangchi Automobile before the Group acquired Shangchi Automobile in 2017. On December 15, 2021, the Court ordered Shangchi Automobile to pay Mr. Hengwei Chen approximately $1.2 million (RMB8.95 million). The Group filed an appeal on January 4, 2022, but the Court made the final judgement to maintain the original ruling on June 29, 2022. The Group recorded the disputed amount and further accrued interest of $0.8 million (RMB5.6 million) in the accrued liabilities based on the best estimate of the management as of June 30, 2024. Restricted cash of $28,979 was judicially frozen as of June 30, 2024. As of the date of this filing, the Group has paid $22,548 (RMB163,862).

Note 13 - Stockholders’ Equity

Common shares

On February 24, 2022, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-ten reverse split with the effective date of February 25, 2022.

On October 28, 2022, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-twenty-four reverse split with the effective date of November 9, 2022.

On May 26, 2023, the Company’s Board approved to change the authorized number of common shares from 2.5 million to 500 million. Furthermore, on April 23, 2024, the Company’s Board approved to issue an unlimited number of common shares of no par value each.

Private placements

On February 21, 2023, the Company entered into a securities purchase agreement with nine individual purchasers, pursuant to which the Company agreed to sell an aggregate of 1,000,000 common shares at a price of $2.80 per share, the net proceeds of $2,779,325 after deducting related expenses. The transaction was closed on March 22, 2023.

On June 26, 2023, the Company entered into a securities purchase agreement with six individual purchasers, pursuant to which the Company agreed to sell an aggregate of 1,240,000 common shares at a price of $2.5 per share, the net proceeds of $3,055,000 after deducting related expenses. The transaction was closed on June 30, 2023.

On April 22, 2024, the Company entered into a private placement (the “April 2024 Private Placement”) and issued an aggregate of 4,200,000 units and pre-funded units (collectively, the “Units”) at a purchase price of $0.50 per unit (less $0.0001 per pre-funded unit). Each Unit consists of (i) one Common Share of the Company (or one pre-funded warrant to purchase one Common Share (the “Pre-Funded Warrant”)), (ii) two Series A warrants each to purchase one Common Shares (the “Series A Warrants”) and (iii) one Series B warrant to purchase such amount of Common Shares as determined on the Reset Date (defined below) and in accordance with the terms therein (the “Series B Warrant” and together with the Series A Warrant, the “April 2024 Warrants”). The aggregate gross proceeds amounted to $2.1 million.

F-19

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Stockholders’ Equity (continued)

Private placements (continued)

The Pre-Funded Warrants is immediately exercisable at an exercise price of $0.0001 per common share and will not expire until exercised in full. The Series A Warrants will be exercisable upon issuance, will have an exercise price of $0.75 per Common Share (subject to certain anti-dilution and share combination event protections) and will have a term of 5.5 years from the date of issuance. The Series B Warrants, exercisable following the Reset Date, will have an exercise price of $0.0001 per Common Share and will have a term of 5.5 years from the date of issuance. The exercise price and the number of Common Shares issuable under the Series A Warrants are subject to adjustment.  The number of Common Shares issuable under the Series B Warrant will be determined following the earliest to occur of: (i) the date on which a resale registration statement covering the resale of all Registrable Securities (as defined in the Series B Warrant) has been declared effective for 11 consecutive trading days, (ii) the date on which the Purchasers may sell the Registrable Securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Act”) for a period of 11 consecutive trading days, and (iii) twelve months and 30 days following the issuance date of the Series B Warrants (the “Reset Date”) to be determined pursuant to the lowest daily average trading price of the Common Shares during a period of 10 trading days, subject to a pricing floor of $0.137 per Common Share.

Warrants

(i)	November 2020 Warrants

On November 24, 2020, the Company completed an offering and issued registered warrants to investors to purchase up to 11,477 common shares and unregistered warrants to purchase up to 13,773 common shares. Such registered and unregistered warrants are immediately exercisable, expire five years from the date of issuance and have an exercise price of $12.0 per share. The exercise price of such warrants was reduced from $434.4 per share to $12.0 per share by virtue of the Company’s entry into a securities purchase agreement on March 18, 2022, and subsequently reduced to $0.1612 per share in July 2024. The placement agent also received unregistered warrants in connection with this offering exercisable for up to 1,515 common shares at $435.6 per share, exercisable between May 24, 2021 to November 24, 2023. Management determined that November 2020 warrants upon issuance meet the requirements for equity classification under ASC 815-40 because they were indexed to its own stock. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity. The change in fair value of warrants immediately before and after each time the Company amends the warrant exercise price is recorded as warrants modification expense.

(ii)	Warrants issued in connection with April 2024 Private Placement

In connection with the April 2024 Private Placement, the Company issued 450,000 pre-funded warrants. Subsequently these prefunded warrants have been  fully exercised. In addition, the Company also issued the April 2024 Warrants (8,400,000 Series A Warrants with an exercise price of $0.75 per common share and Series B warrants with an exercise price of $0.0001 per common share, all warrants have a term of 5.5 years from the date of issuance).

Management determined that the 2024 April warrants were derivatives that were accounted for as warrant liabilities measured at fair value on recurring basis. The Group engaged third party valuation firm to perform the valuation of warrant liabilities using Monte Carlo Model with significant unobservable inputs to measure the fair value of the warrant liability (Level 3). The major assumptions used in the Monte Carlo Model are as follows:

	April 22, 2024	June 30, 2024
Risk-free interest rate	5.39%	5.34%
Expected life	5.5year	5.3 year
Share price	$0.64	$0.81
Volatility	132%	126%

As of June 30, 2024, the fair value of warrant liabilities related to the April 2024 warrants amounted to $2,208,668.

F-20

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Stockholders’ Equity (continued)

Warrants (continued)

The following table summarized the Company’s warrants activity:

	Number of warrants	Weighted average exercise price per share $ per share	Weighted average life Years

Balance of warrants outstanding as of December 31, 2022	26,765	35.98	2.79
Granted	-	-	-
Forfeited	(1,515)	-	-
Balance of warrants outstanding as of December 31, 2023	25,250	12.00	1.90
Granted*	8,850,000	-	-
Forfeited	-	-	-
Balance of warrants exercisable as of June 30, 2024	8,875,250	0.74	5.54

*Which represents 450,000 pre-funded warrants, 8,400,000 Series A warrants and uncertain number of Series B warrants issued pursuant to the April 2024 Private Placement.

Conversion of convertible note

In connection with the June 2023 Note, the Company issued an aggregate of 339,183 common shares to Streeterville with conversion prices ranging from $1.2-$1.848 during the year ended December 31, 2023, the fair value of the convertible note immediately prior to conversion was assessed at $438,000. The Company issued an aggregate of 796,666 common shares to Streeterville with conversion prices at $1.2 during the six months ended June 30, 2024, the fair value of the convertible note immediately prior to conversion was assessed at $909,000.

Note 14 - Non-controlling Interests

A reconciliation of non-controlling interest as of June 30, 2024 and December 31, 2023 is as follows:

	June 30,	December 31,
	2024	2023
Beginning Balance	$(2,712,752)	$(2,148,964)
Proportionate shares of net loss	(198,738)	(565,301)
Foreign currency translation adjustment	1,428	1,513
Total	$(2,910,062)	$(2,712,752)

As of June 30, 2024 and December 31, 2023, the non-controlling interest balances represented the noncontrolling shareholder’s 30% equity interests in Shangchi Automobile and its subsidiary Shenzhen Yimao.

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TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Segment Information

All of the Group’s long-lived assets are located in the PRC. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the six months ended June 30,
	2024	2023
Revenue from China	$20,924,426	$19,216,905
Revenue directly from foreign countries	602,161	524,804
Total Revenue	$21,526,587	$19,741,709

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments.  Effective in fiscal 2023, the Group combined biodegradable packaging business into consumer products segment. This business segment change is consistent with internal management structure and reporting changes effective for fiscal 2023. Prior periods were revised to reflect retrospective application of this segment realignment. As a result, the Group has determined that it has two operating segments as defined by ASC 280, “Segment Reporting”: consumer products and electric vehicles (“EV”). Consumer products segment manufactures, sell and trade Charcoal Doctor branded products and BBQ charcoal in China well as biodegradable packaging business. The EV segment manufactures and sell electric vehicles. Management, including the chief operating decision maker, reviews operation results of consumer products and EV segments separately.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the six months ended June 30, 2024 and 2023, respectively.

	Consumer Products		EV		Total
	Six months	Six months	Six months	Six months	Six months	Six months
	ended	ended	ended	ended	ended	ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenue from external customers	$21,484,736	$19,637,609	$41,851	$104,100	$21,526,587	$19,741,709
Cost of revenue	16,717,284	15,645,881	6,674	40,998	16,723,958	15,686,879
Gross profit	4,767,452	3,991,728	35,177	63,102	4,802,629	4,054,830
Interest expenses	133,518	204,468	58,697	61,111	192,215	265,579
Depreciation & amortization	12,133	114,677	48,861	31,390	60,994	146,067
Capital expenditure	12,817	440	-	184,320	12,817	184,760
Segment assets	138,746,586	134,153,384	3,422,387	3,896,852	142,168,973	138,050,236
Segment profit	$1,782,209	$2,336,133	$(674,169)	$(443,609)	$1,108,040	$1,892,524

F-22

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Subsequent Events

Promissory note

August 1, 2024, the Company entered into a promissory note agreement with a creditor, pursuant to which the Company issued the investor an unsecured promissory note with original principal amount of $2,160,000 for $2,000,000 in gross proceeds. The promissory note bears interest at a rate of 7% per annum compounding daily and have a term of twelve months. The promissory note includes an original issue discount of $140,000 along with $20,000 for creditor, costs and other transaction expenses incurred in connection with the purchase and sale of the promissory note. The Group may prepay all or a portion of the promissory note at any time by paying 105% of the outstanding balance elected for pre-payment.

F-23